Exhibit 99.6

Translation for Informational Purposes Only

ANNUAL REPORT OF THE BOARD OF DIRECTORS OF

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

Fiscal year 2023

Dear shareholders of Corporación Inmobiliaria Vesta, S.A.B. de C.V.:

The undersigned, acting as executive chairman of the Board of Directors of Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”), in compliance with the provisions of article 28 section IV of the Securities Market Law and article 172 section b) of the General Corporations Law, hereby submit to your consideration the annual report of the board of directors corresponding to the fiscal year ended on December 31st, 2023.

During the fiscal year ended 2023, the board of directors was integrated as follows:

Member	Character	Substitute	Character	Title
Lorenzo Manuel Berho Corona	Patrimonial	Lorenzo Dominique Berho Carranza	Patrimonial	Chairman
Stephen B. Williams	Independent	Jorge Alberto de Jesús Delgado Herrera	Independent	Member
José Manuel Domínguez Díaz Ceballos	Independent	José Guillermo Zozaya Délano	Independent	Member
Craig Wieland	Independent	Enrique Carlos Lorente Ludlow	Independent	Member
Daniela Berho Carranza	Patrimonial	Elías Laniado Laborín	Patrimonial	Member
Luis Javier Solloa Hernández	Independent	Viviana Belaunzarán Barrera	Independent	Member
Loreanne Helena García Ottati	Independent	José Antonio Pujals Fuentes	Independent	Member
Oscar Francisco Cázares Elias	Independent	Rocío Ruíz Chávez	Independent	Member
Douglas M. Arthur	Independent	Manuela Molina Peralta	Independent	Member
Luis de la Calle Pardo	Independent	Francisco Javier Mancera de Arrigunaga	Independent	Member
Alejandro Pucheu Romero	Not member	José Eduardo Patiño Gutiérrez	Not Member	Secretary

The performance of the Board of Directors during the fiscal year 2023 was according to the provisions in the Securities Market Law, General Corporations Law, General Provisions Applicable to Issuers of Securities and Other Participants in the Stock Market, the code of principles and best practices of corporate governance and other laws, regulations and rules applicable to the Company in the markets where its shares are being traded.

During fiscal year ended on December 31st, 2023, the board of directors met 4 (four) times and adopted 3 (three) unanimous resolutions, and therefore, submits this:

ANNUAL REPORT

I.	Report of the Corporate Practices Committee

Attached hereto as Annex “1”, is the report of the corporate practices committee of the Company, issued pursuant to the provisions of article 43 section I of the Securities Market Law, with respect to the fiscal year ended on December 31st, 2023.

In this regard, the board of directors of the Company confirms that it has reviewed said report and agrees with the terms thereof; therefore, recommends its approval by the shareholders.

II.	Report of the Audit Committee

Attached hereto as Annex “2” is the report of the audit committee of the Company, issued pursuant to the provisions of article 43 section II of the Securities Market Law, with respect to the fiscal year ended on December 31st, 2023.

In this regard, the board of directors of the Company confirms that it has reviewed said report and agrees with the terms thereof; therefore, recommends its approval by the shareholders.

III.	Opinion on the Report by the Chief Executive Officer

Attached hereto as Annex “3” is the report of the Chief Executive Officer of the Company, issued pursuant to the provisions of article 44 section XI of the Securities Market Law, and which includes a copy of the report of the external auditor of the Company regarding to the audited and consolidated financial statements of the Company and its subsidiaries prepared for the fiscal year ended on December 31st, 2023.

In connection with the report of the chief executive officer, after completing its review, this board of director is of the opinion that: (i) it complies with the provisions of the Securities Market Law, (ii) confirms the application of the internal controls related to information and records of the transactions of the Company and its subsidiaries, (iii) clearly expresses matters related to the business of the Company; and (iv) includes the financial information that the Company and its subsidiaries shall submit for the approval of the shareholders.

Likewise, according to the report of the external auditor of the Company and the report of the chief executive officer, it is hereby concluded that: (1) the policies and criteria of information of the Company are adequate and sufficient, considering the particular circumstances of the Company, (2) said policies and criteria have been consistently applied in the information submitted by the chief executive officer, and (3) the report presented by the chief executive officer reflects reasonably the financial situation and results of the Company and its subsidiaries for the fiscal year ended on December 31st, 2023.

Therefore, this board of directors issues a favorable opinion and recommends the shareholders to approve the annual report of the chief executive officer in the terms of the document attached herein.

IV.	Report of the Investment Committee

Attached hereto as Annex “4” is the annual activity report of the investment committee of the Company for the fiscal year ended on December 31st, 2023.

In this regard, the board of directors of the Company has reviewed and approved said report, since it falls within the authority of the board of directors.

V.	Report of the Ethics Committee

Attached hereto as Annex “5” is the annual activity report of the ethics committee of the Company for the fiscal year ended on December 31st, 2023.

In this regard, the board of directors of the Company has reviewed and approved said report, since it falls within the authority of the board of directors.

VI.	Report of the Environmental, Social and Governance Committee

Attached hereto as Annex “6” is the annual activity report of the environmental and social responsibility committee of the Company for the fiscal year ended on December 31st, 2023.

In this regard, the board of directors of the Company has reviewed and approved said report, since it falls within the authority of the board of directors.

VII.	Report of the Debt and Equity Committee

Attached hereto as Annex “7” is the annual activity report of the debt and equity committee of the Company for the fiscal year ended on December 31st, 2023.

In this regard, the board of directors of the Company has reviewed and approved said report, since it falls within the authority of the board of directors.

VIII.	Principal Accounting and Administration Policies and Criteria

For purposes of the provisions of section b) of Article 172 of the General Corporations Law, this board of directors confirms that the main accounting and administration policies and criteria are:

a)          The audited and consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with the International Financial Reporting Standards issued by the lnternational Accounting Rules Bureau (“IFRS”) and have also been audited pursuant to the standards of the Public Companies Accounting Oversight Board - PCAOB.

b)          The consolidated financial statements of the Company and its subsidiaries have been prepared on a historical cost basis, except for the investment in real estate and financial instruments, which are measured according to their fair market value.

c)          The financial statements of the Company consolidate the entities for which the Company has the power to impose financial and operating policies.

d)          All intercompany transactions are eliminated once they are financially consolidated.

e)          When carrying out acquisitions, the assets and liabilities assumed are recognized based on their fair market values, except for deferred taxes or labor liabilities.

f)           The dollar of the United States of America has been established as the functional currency of the Company and its subsidiaries. Notwithstanding the foregoing, the accounting records are kept in Pesos, national currency. The differences on monetary assets are recognized as profit or loss in the period in which they occur.

g)          Labor responsibilities are registered as they occur.

h)          The financial assets and liabilities are recognized at fair market value and when the Company or the subsidiaries are part of any agreement thereon.

i)           Real estate properties of the Company and its subsidiaries are destined for lease. Investments in real estate are initially considered based on their cost, and thereafter based on their market value.

j)           Leases with respect to the real estate properties of the Company and its subsidiaries are considered as operating leases, since the Company and its subsidiaries have all the benefits and risks of ownership of said property.

k)          Rental income is recognized along the term of the respective lease.

l)           Rental income tax is recognized within the annual results of the year when incurred; and

m)         The deferred tax income is recognized only when there is a high probability of being recovered.

IX.	Transactions in which the Board of Directors Participated.

During the fiscal year from January 1st, 2022 to December 31st, 2022, the board of directors attended the ordinary matters related to the administration of the Company and adopted specific resolutions in connection with the following topics, which do not correspond to the ordinary course of the administration of the Company.

▪	Approval of capitalization alternatives for the Company.

▪	Approved the hiring of the external auditor for the review of the financial statements o the Company and its subsidiaries according to the standards of the Public Accounting Oversight Board - PCAOB.

▪	Approved the hiring of additional services by the external auditor in connection with the public offerings of the shares of the capital stock of the Company in accordance to the standards of the Public Accounting Oversight Board- PCAOB.

Mexico City, February 14th, 2024

/s/

Mr. Lorenzo Manuel Berho Corona

Executive Chairman of the Board of Directors of

Corporación Inmobiliaria Vesta, S.A.B. de C.V.